John A. Kelly
Chief Financial Officer
February 17, 2006
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549-0404
Attn: Rufus Decker

Re:	Smith & Wesson Holding Corporation Form 10-K for the fiscal year ended April 30, 2005 Forms 10-Q for the fiscal quarters ended October 31, 2005 and July 31, 2005 SEC File No. 1-31552
Dear Mr. Decker:
Regarding your letter dated January 27, 2006 the following information is provided:
Form 10-K for Fiscal Year Ended April 30, 2005
Item 9A. Controls and Procedures, page 41
1.	Your disclosure states “other than as described above, there were no changes in [your] internal control over financial reporting during the quarter ended April 30, 2005 that have materially affected, or is reasonably likely to materially affect, [your] internal control over financial reporting.” In future filings, please avoid using phrases that include “other than” wording, which may appear contradictory when disclosing changes which occurred in your internal controls during the recent fiscal quarter.

Response — We will incorporate this change in future filings.
Significant Accounting Policies, page F-8
Warranty, page F-13
2.	We have the following comments on your obligations under the lifetime warranty to the original purchasers of your new firearm products.

•	In future filings provide a discussion in MD&A to address the changes in your warranty provisions. Specifically address why your provision has decreased period over period while your product sales have increased.

•	Separately present your provision for new warranties issued from adjustments to your provisions. Refer to paragraph 14b of FIN 45. Ensure that MD&A adequately address the material changes in the components of your warranty reserve, including any relevant trend information, and your expectations regarding the impact on future liquidity and results of operations.

•	Present the changes in your accrued warranties for each period you have presented a statement of operations. Refer to paragraph 14b of FIN 45.
Response — We will incorporate these items in future filings.
16. Self-Insurance Reserves, page F-20
3.	We note your disclosures included in this footnote as well as your disclosures presented within your critical accounting policies and Management’s Discussion and Analysis and have the following comments.
•	Expand your critical accounting policy to provide a more comprehensive discussion of the material judgments and assumptions management utilized in determining your reserves from potential product liabilities.
Response — We will incorporate this into future filings.
•	You indicate that you provide reserves for potential product liability costs exclusive of any insurance reimbursements. However, your disclosure in Management’s Discussion and Analysis for the six months ended October 31, 2005 indicated that gross profit increased because of a $2.2 million favorable adjustment to your municipal litigation reserves as a result of an agreement with one of your insurance carriers. Please tell us supplementally and expand future filings to clarify how and when you record insurance recoveries and why the agreement with one of your insurance carriers resulted in an adjustment to your reserve. Confirm and clarify in future filings that you only record receivables from your insurance when they are probable.
Response — We only record receivables from our insurers when they are probable. The $2.2 million adjustment reflects an increase in our receivable from insurers to reflect the agreement that they would pay defense costs that had been accrued for. There was no change in liabilities since they had already been accrued; rather there was an increase in the receivable and a reduction to cost of goods sold as a result of the agreement. We will clarify this in future filings.

•	You indicate that amounts charged to expense for the year ended April 30, 2005 were $4,993,438. We note however from the summary of activity in your reserves, the provision reflected is net of reserve adjustments. Please tell us supplementally and expand Management’s Discussion and Analysis in future filings to separately address changes in your charges to the reserve separate from any reserve adjustments. Address the nature and reasons for the reserve adjustments.
Response — The $4,993,438 figure shown in the footnote was incorrect. There is no impact to the financial statements; the footnote is incorrect. The recap below outlines the expanded version as you requested and provides the revised numbers.

	As
	Reported	Revised

Balance at April 30, 2004	$15,584,507	$15,584,507

Additional provision charged to expense	3,255,956	6,000,100

Reduction in liability due to favorable outcomes in litigation (offset by a reduction to cost of goods sold)	0	(310,601)

Payments	(5,596,597)	(6,081,178)

Reduction in Liability (offset by a reduction to receivable from insurers)	(2,585,527)	(4,534,489)

Balance at April 30, 2005	$10,658,339	$10,658,339

The reduction in product/municipal liability due to favorable outcomes in litigation
(with a corresponding reduction to cost of goods sold) is due to cases that were resolved prior to the agreement with our insurance carrier in October 2004, or were cases for which the insurance agreement did not apply. The reduction in liability (with a corresponding reduction to receivable from insurers) relates to favorable outcomes in cases where we had insurance coverage. In these cases, as a result of favorable outcomes, accrued defense costs (and the related receivable) were no longer needed due to the favorable outcome, which in many of the cases were summary judgment verdicts and did not require the cost of a full trial.

During our review in response to this comment, we found that there were instances where the reduction in liability (offset by receivable from insurer) had been incorrectly netted against the expense provision. In addition, payments made by insurers had not been properly reflected in the payments line. There is no impact to the financial statements; however the components of the footnote disclosure were incorrect. These revisions will be incorporated into the April 30, 2006 10-K filing.
•	Provide us supplementally and consider providing in future filings the activities in your receivable from insurers account. Clarify how the activity in this account impacts the amount reflected as an adjustment to cost of goods sold.
Response — We will provide additional detail on our receivable from insurers in future filings. The following is a recap of the activity in the receivables from insurers account for the year ended April 30, 2005:

Balance at April 30, 2004	$8,279,099

Impact of settlement with insurance carrier	2,118,828

Payments made by insurer on claims	(495,284)
Adjustment to receivable due to dismissal of cases and reduction in corresponding liability	(4,534,489)

Balance at April 30, 2005	$5,368,154

In October of 2004, one of our insurance carriers agreed to pay a portion of past and future defense costs relative to the municipal litigation. As a result, the receivable from insurers increased by $2,118,828 to reflect that agreement. During the year, our insurance carriers paid $495,284 in defense costs related to the municipal litigation. The insurance carriers paid these costs directly to the law firms. The reduction in the receivable corresponds with an equal reduction in our liability relative to the litigation. During the year the courts dismissed a number of cases, resulting in reduction in our estimated future defense costs and a corresponding reduction in our receivable from insurers.
Form 10-Q for the Fiscal Quarter Ended October 31, 2005
(9) Commitments and Contingencies, page 10
4.	You disclosed in your Form 10-K for the fiscal year ended April 30, 2005 on page F-31 that maximum liability in product liability cases in which a dollar amount of damages is claimed was $434 million as of April 30, 2005. Please tells us supplementally and expand your disclosure in future filings to discuss in details and facts and circumstances, including the cases, which caused the maximum liability to decrease from $434 million as of April 30, 2005 to $0.6 million as of October 31, 2005.
Response — The City of Chicago had filed suit against various firms, including the Company, within the firearms industry. The complaint had alleged $433 million in damages. In November 2004, the Illinois Supreme Court affirmed a lower court’s decision granting the defendant’s motion to dismiss in the Chicago municipal lawsuit. In May of 2005, the deadline for appeal expired in the case. We will expand our disclosure in future filings to include significant changes in damages sought.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operation, page 20
5.	In future filings please expand your disclosure to include more thorough analyses regarding the changes in your results of operations for the period. Your MD&A should include such factors as status of new products, new contracts and the status of significant contracts entered into, and explanation for the decline in certain material sales. Your analyses should address trends, the impact these factors have had on your results of operations, and the potential impact you expect these to have on your future results of operations and liquidity. The information included in your Forms 8-K reporting your results for the fiscal quarter include analyses related to your M&P pistol series programs, new license agreements, and anticipated contract agreements which may be useful in providing a transparent and thorough analysis of your current and expected future results of operations to the readers of your financial statements. See SEC Release No. 33-8350.

Response — We will incorporate these changes in future filings.
The Company acknowledges that we are responsible for the adequacy and accuracy of disclosures. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also understand that we cannot assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I hope this has provided you with the necessary information. If you have any further questions, please do not hesitate to contact me at (413) 747-3305.
Sincerely,
/s/ John A. Kelly
John A. Kelly
Chief Financial Officer